EXHIBIT 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

February 28, 2014

Intellipharmaceutics International Inc.
February 28, 2014

Table of contents

Condensed unaudited interim consolidated balance sheets	2

Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)	3

Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)	4

Condensed unaudited interim consolidated statements of cash flows	5

Notes to the condensed unaudited interim consolidated financial statements	6 - 21

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)

	February 28, 2014	November 30, 2013
	$	$

Assets
Current
Cash	5,604,736	760,586
Accounts receivable (Note 4)	3,090,079	1,475,745
Investment tax credits	242,278	179,551
Prepaid expenses, sundry and other assets	291,900	312,533
	9,228,993	2,728,415

Deferred offering costs (Note 7)	-	419,777
Property and equipment, net	1,225,262	1,231,309
	10,454,255	4,379,501

Liabilities
Current
Accounts payable	573,344	810,381
Accrued liabilities	616,035	669,321
Employee costs payable (Note 6)	197,930	508,616
Current portion of capital lease obligations	28,844	43,264
Due to related parties (Note 5)	738,856	759,564
Convertible debenture (Note 5)	1,404,031	-
	3,559,040	2,791,146

Convertible debenture (Note 5)	-	2,105,406
Warrant liabilities (Note 10)	-	5,438,022
	3,559,040	10,334,574

Shareholders' equity (deficiency)
Capital stock (Note 7 & 8)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
22,819,711 common shares (2013 - 21,430,611)	16,334,682	11,721,152
Additional paid-in capital (Note 5 & 10)	29,654,378	23,619,055
Accumulated other comprehensive loss (Note 3)	284,421	284,421
Accumulated deficit	(39,378,266)	(41,579,701)
	6,895,215	(5,955,073)
Contingencies (Note 13)
	10,454,255	4,379,501

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)
for the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)
	2014	2013
	$	$
Revenue
Licensing (Note 3)	4,435,225	-
Milestone	245,833	-
	4,681,058	-

Expenses
Research and development	1,357,446	1,337,755
Selling, general and administrative	1,006,718	833,457
Depreciation	71,607	93,073
	2,435,771	2,264,285

Income (loss) from operations	2,245,287	(2,264,285)
Fair value adjustment of derivative liabilities (Notes 5 & 10)	-	1,232,157
Net foreign exchange gain (loss)	38,300	(242,617)
Interest income	126	10
Interest expense	(82,278)	(65,398)
Net income (loss)	2,201,435	(1,340,133)
Other comprehensive income
Foreign exchange translation adjustment	-	242,254
Comprehensive income (loss)	2,201,435	(1,097,879)

Net income (loss) per common share, basic and diluted (Note 12)
Basic	0.10	(0.07)
Diluted	0.09	(0.07)

Weighted average number of common shares outstanding
Basic	22,280,330	17,906,937
Diluted	23,561,129	17,906,937

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' equity (deficiency)
for the three months ended February 28, 2014 and 2013 (restated)
(Stated in U.S. dollars)
	Number	Capital stock amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$

		As restated Note 16	As restated Note 16
Balance, November 30, 2012 (as restated Note 16)	17,906,937	6,128,697	22,428,120	(240,010)	(30,084,684)	(1,767,877)
Stock options to employees (Note 8)	-	-	188,475	-	-	188,475
Stock options to non-management board members (Note 8)	-	-	14,399	-	-	14,399
DSU's to non-management board members (Note 9)	-	-	9,813	-	-	9,813
Other comprehensive loss (net of tax - $Nil)	-	-	-	242,254	-	242,254
Loss	-	-	-	-	(1,340,133)	(1,340,133)
Balance, February 28, 2013	17,906,937	6,128,697	22,640,807	2,244	(31,424,817)	(2,653,069)

Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)
Reclass of warrant liabilities (Note 10)	-	-	5,438,022	-	-	5,438,022
Reclass of conversion option in convertible debenture (Note 5)	-	-	728,950	-	-	728,950
DSU's to non-management board members (Note 9)	-	-	9,181	-	-	9,181
Stock options to employees (Note 8)	-	-	6,537	-	-	6,537
Shares issued for options exercised (Note 8)	12,000	42,826	(13,090)	-	-	29,736
Proceeds from at-the-market financing (Note 7)	1,312,100	4,944,014	-	-	-	4,944,014
Share issuance cost (Note 7)	-	(670,087)	-	-	-	(670,087)
Issuance of shares on exercise of warrants (Note 10)	65,000	296,777	(134,277)	-	-	162,500
Net income	-	-	-	-	2,201,435	2,201,435
Balance, February 28, 2014	22,819,711	16,334,682	29,654,378	284,421	(39,378,266)	6,895,215

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

	2014	2013
	$	$

Net income (loss)	2,201,435	(1,340,133)
Items not affecting cash
Depreciation	71,607	93,073
Stock-based compensation (Note 8)	6,537	202,874
Deferred share units (Note 9)	9,181	9,813
Accrued interest on related party loan	10,445	24,610
Fair value adjustment of derivative liabilities (Notes 5 & 10)	-	(1,232,157)
Unrealized foreign exchange (gain) loss	(65,489)	248,466

Change in non-cash operating assets & liabilities
Accounts receivable	(1,614,335)	(8,187)
Investment tax credits	(62,727)	(99,856)
Prepaid expenses and sundry assets	20,633	(23,513)
Accounts payable and accrued liabilities	(360,164)	696,128
Cash flows provided from (used in) operating activities	217,123	(1,428,882)

Financing activities
Issuance of common shares on option exercise	29,736	-
Repayment of capital lease obligations	(14,421)	(12,070)
Proceeds from convertible debenture (Note 5)	-	1,500,000
Issuance of common shares on at-the-market financing (Note 7)	4,944,014	-
Financing cost	(429,242)	-
Proceeds from issuance of shares on exercise of warrants (Note 10)	162,500	-
Cash flows provided from financing activities	4,692,587	1,487,930

Investing activity
Purchase of property and equipment	(65,560)	(37,064)

Cash flows used in investing activities	(65,560)	(37,064)

Effect of foreign exchange loss on cash held in foreign currency	-	(3,160)

Increase in cash and cash equivalents	4,844,150	18,824
Cash and cash equivalents, beginning of period	760,586	497,016

Cash and cash equivalents, end of period	5,604,736	515,840

Supplemental cash flow information
Interest paid (Note 5)	44,353	10,349
Taxes paid	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and licensing income upon commercialization of its products. In November 2013, U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths.

The Company has incurred losses from operations since inception, and has an accumulated deficit of $39,378,266 as at February 28, 2014 (November 30, 2013 - $41,579,701). The Company has funded its research and development activities principally through the issuance of securities, funds received under development agreements, loans from related parties and funds from the IPC Arrangement Agreement. There is no certainty that any funding will be available going forward.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this. In order for the Company to continue operations at existing levels and fund any significant expansion of its operation, the Company will likely require significant additional capital. Although there can be no assurances, such financing may come from revenues, from proceeds of the Company’s at-the-market offering program, and from sales of the Company’s dexmethylphenidate hydrochloride extended-release products. Other potential sources of capital may include collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, cost savings associated with managing operating expense levels, equity and/or debt financings, and/or new strategic partnership agreements funding some or all costs of development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. In the event that the Company does not obtain additional capital, there may be substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due. Any failure by the Company to raise additional funds on terms favorable to the Company, or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in its not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of its product candidates, in curtailment of its product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

2.	Basis of presentation

(a)	Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2013.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2013, except for the change in functional currency as at December 1, 2013 as described in Note 3(c). The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.  All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; the fair value of stock options and the determination of performance criteria for expensing stock-based payments; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits; deferred revenue; forecasting future cash flows for assessing whether there are any impairments of long-lived assets; and the going concern assumption.

3.	Significant accounting policies

(a)	Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

(b)	Revenue recognition

The Company accounts for revenue in accordance with the provision of Accounting Standard Codification (“ASC”) topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(b)	Revenue recognition (continued)

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes license revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical, Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. License revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  License revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance per ASC topic 605, the Company records license revenue as earned in the consolidated statements of operations and comprehensive income.

Milestones

In connection with the license and commercialization agreement with Par, if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned.  Revenue is recognized when the milestones are achieved. The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Nonsubstantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

Other incidental services

Incidental services which we may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met:  (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(c)	Translation of foreign currencies

Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths with Par in late November 2013, the Company generated and collected U.S. dollar revenues in the three months ended February 28, 2014 which represents a significant and material change in economic facts and circumstances. Management has assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the convertible debenture is discussed in Note 3(d) and 3(e) below. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive income.
The Company’s reporting currency in the prior year was the U.S. dollar.

(d)	Warrants

The Company issued warrants are described in Notes 7 and 10. In the prior year, the warrants were presented as a liability because they did not meet the criteria of ASC topic 480 for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed in Note 3(c) the Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

(e)	Convertible debenture

The Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 5. At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815-15-25-1 Embedded Derivatives. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. As discussed in Note 3(c) the Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and is prospectively reclassified to equity under ASC 815 at the U.S. dollar translated amount at December 1, 2013.

(f)	Future accounting pronouncements

In March 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted.  The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(f)	Future accounting pronouncements (continued)

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for an net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose.

The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted.  Early adoption and retrospective application are permitted.  The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

4.	Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. The Company has had no impaired loans related to receivables and has identified no loss contingencies related to the receivables at February 28, 2014 and November 30, 2013. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 14.

5.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	February 28, 2014	November 30, 2013
	$	$
Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance (i) (February 28, 2014 - C$790,057; November 30, 2013 - C$778,491)	713,421	733,042
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms(ii) (February 28, 2014 - C$28,167; November 30, 2013 - C$28,167)	25,435	26,522
	738,856	759,564

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly(iii)	1,404,031	2,105,406

(i)	Promissory note payable

The promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”), principal shareholders, directors and executive officers of the Company was amended effective October 22, 2009 (“effective date”), to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

5.	Due to related parties (continued)

(i)	Promissory note payable (continued)

(Note 7) and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). For the three months ended February 28, 2014, no principal repayment was made (three months ended February 28, 2013 - $Nil) and no interest payment was made for the three months ended February 28, 2014 (three months ended February 28, 2013 - $Nil) in respect of the promissory note was made by the Company in accordance with the terms of the IPC Arrangement Agreement.

Interest expense on the promissory note payable to related parties for the three months ended February 28, 2014 is $10,445 (three months ended February 28, 2013 - $10,811) and has been included in the condensed interim unaudited consolidated statement of operations and comprehensive income. In March 2014, the promissory note and accrued interest was repaid.

(ii)	Note payable

In March 2014 the note payable was repaid.

(iii)	Convertible debenture

On January 10, 2013, the Company completed a private placement financing (the "Financing") of a Debenture, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

The conversion price of the Debenture is in U.S. dollars and at issuance IPC’s functional currency was Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative at issuance. The embedded derivative was presented together on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest.

Effective December 1, 2013, the Company changed its functional currency such that the conversion option no longer meets the criteria for bifurcation and is prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital.

Accreted interest expense during the three months ended February 28, 2014 is $27,575 (three months ended February 28, 2013 - $25,641) and has been included in the consolidated statement of operations and comprehensive income. In addition, the coupon interest on the Debenture for the three months ended February 28, 2014 is $44,353 (three months ended February 28, 2013 – $24,148) and has also been included in the condensed unaudited interim consolidated statement of operations and comprehensive income.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

6.	Employee costs payable

As at February 28, 2014, the Company had $Nil (November 30, 2013 - $336,327) salaries payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $197,930 (November 30, 2013 - $172,289) for other amounts payable to certain employees.  These balances are due on demand and therefore presented as current in nature.

7.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at February 28, 2014 the Company has 22,819,711 (November 30, 2013 – 21,430,611) common shares issued and outstanding, and no preference shares issued and outstanding.

(b)
In March 2013, the Company completed a registered direct unit offering for gross proceeds of $3,121,800 at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. The Company determined the fair value of the warrant liability at issuance to be $407,558 using the Black-Scholes Option Pricing Model. The direct costs related to the issuance of the common shares were $389,289 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,531 were recorded in the consolidated statements of operations and comprehensive loss.

(c)
In July 2013, the Company completed an underwritten public offering for gross proceeds of $3,075,000 at a price of $2.05 per unit. The Company sold units comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.5 million. The Company determined the fair value of the warrant liability at issuance to be $328,350 using the Black-Scholes Option Pricing Model. The direct costs related to the issuance of the common shares were $467,989 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,525 were recorded in the consolidated statements of operations and comprehensive loss.

(e)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise.  Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale.

Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to the Company, from time to time, by means of ordinary brokers' transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by the Company.  The Company is not required to sell shares under the equity distribution agreement. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering.  The direct costs related to the facility were $419,777 and were recorded as deferred offering costs as at November 30, 2013 and recorded as share issuance costs against the cost of the shares issued and recognized in capital stock as at February 28, 2014. No sales were made under the equity distribution agreement in the year ended November 30, 2013.  An aggregate of 1,312,100 of common shares have been sold for net proceeds of $4,808,054 in the three months ended February 28, 2014.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

8.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,281,971 based on the number of issued and outstanding common shares as at February 28, 2014. As at February 28, 2014, 1,691,132 options are outstanding and there were 590,839 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones.  A total of 1,658,364 performance-based stock options have been vested as of February 28, 2014. These options were still outstanding as at February 28, 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016.

In the three months ended February 28, 2014, Nil (three months ended February 28, 2013 – Nil) stock options were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than four years. For options that have an expected life of less than four years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions are as follows:

	February 28, 2014			February 28, 2013
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		$	$		$	$

Outstanding, beginning of period	4,455,072	3.97	2.21	4,139,059	4.86	2.76
Granted	-	-	-	-	-	-
Exercised	(12,000)	2.65	4.20	-	-	-
Expired	-	-	-	(2,095)	571.72	53.82
Forfeited	(2,000)	1.81	-	(45,000)	3.27	-
Balance at end of period	4,441,072	3.97	2.22	4,091,964	4.57	2.58

Options exercisable end of period	3,320,164	4.09	2.42	2,284,494	5.29	3.15

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

8.	Options (continued)

Total unrecognized compensation cost relating to the unvested performance-based stock options at February 28, 2014 is approximately $1,771,200 (February 28, 2013 - $2,214,000). For the three months ended February 28, 2014, no compensation cost has been recognized for the remaining unvested performance-based options (three months ended February 28, 2013 - $Nil).

For the three months ended February 28, 2014, 12,000 options were exercised for a cash consideration of $29,736.  No options were exercised in the three months ended February 28, 2013.

The following table summarizes the components of stock-based compensation expense.

	For the three months ended
	February 28, 2014	February 28, 2013
	$	$
Research and development	-	129,100
Selling, general and administrative	6,537	73,774
	6,537	202,874

The Company has estimated its stock option forfeitures to be $Nil for the three months ended February 28, 2014 (three months ended February 28, 2013 - $Nil).

9.	Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the three months ended February 28, 2014, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at February 28, 2014, 45,365 DSUs are outstanding and 64,635 DSUs are available for grant under the DSU Plan.

	For the three months ended
	February 28, 2014		February 28, 2013
	$	shares	$	shares

Additional paid in capital	9,181	2,325	9,813	4,609
Accrued liability	3,883	989	9,621	5,131

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

10.	Warrants

All the warrants issued to date by the Company are denominated in U.S. dollars and at issuance IPC’s functional currency was Canadian dollars. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

Effective December 1, 2013, the Company changed its functional currency such that the warrants are considered indexed to the Company’s own stock and were prospectively classified as equity under ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital.

In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants.

The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).

The following table provides information on the 6,230,300 warrants outstanding and exercisable as of February 28, 2014:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise
	$
Placement Agents Warrants	3.125	96,000	March 30, 2014	96,000
Series A Warrants	2.50	3,540,000	February 1, 2016	1,770,000
March 2013 Warrants	2.10	1,724,300	March 22, 2018	431,075
July 2013 Warrants	2.55	870,000	July 31, 2018	217,500
		6,230,300		2,514,575

During the three months ended February 28, 2014, there were cash exercises in respect of 130,000 warrants (three months ended February 28, 2013 – Nil), resulting in the issuance of 65,000 (three months ended February 28, 2013 – Nil) common shares.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

10.	Warrants (continued)

Details of warrant transactions are as follows:

	Series A Warrants	Placement Agents Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2013	3,670,000	96,000	1,724,300	870,000	6,360,300
Issued	-	-	-	-	-
Exercised	(130,000)	-	-	-	(130,000)
Expired	-	-	-	-	-
Outstanding, February 28, 2014	3,540,000	96,000	1,724,300	870,000	6,230,300

	Series A Warrants	Series B Warrants	Placement Agents Warrants	Total

Outstanding, December 1, 2012	3,720,000	3,470,000	96,000	7,286,000
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	-	(3,470,000)	-	(3,470,000)
Outstanding, February 28, 2013	3,720,000	-	96,000	3,816,000

11.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three months ended February 28, 2014 and February 28, 2013. The Company has non-capital loss carry-forwards at February 28, 2014, totaling $22,960,789 in Canada and $81,084 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2015 - 2032.

For the three months ended February 28, 2014, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $1,839,149 which can be carried forward indefinitely.

At February 28, 2014, the Company had approximately $400,000 of Ontario harmonization credits, which will expire on the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized. These losses and credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At February 28, 2014, the Company had approximately $529,648 of unclaimed Canadian investment tax credits which expire from 2024 to 2032.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

12.	Basic and diluted income (loss) per share:

As the Company had net income in the three month period ended February 28, 2014, all stock options were dilutive and were included in the diluted weighted average shares outstanding for that period (three months ended February 28, 2013 – 4,091,964 options, 27,060 DSU’s and 956,000 warrants were anti-dilutive).

	Three months ended
	February 28, 2014	February 28, 2013

Income (loss) available to common stockholders	$2,201,435	$(1,340,133)

Weighted average number of common shares for basic income (loss) per share	22,280,330	17,906,937

Dilutive effect of
Options	393,841	-
Warrants	841,594	-
Deferred share units	45,365	-

Weighted average number of common shares for diluted income (loss) per share	23,561,129	17,906,937

Basic income (loss) per share	$0.10	$(0.07)

Diluted income (loss) per share	$0.09	$(0.07)

13.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, including those which the Company may initiate.  The Company is not aware of any pending or threatened litigation claims outstanding.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this indemnity agreement.

14.	Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

14.	Financial instruments (continued)

(a)	Fair values (continued)

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities. There were no transfers in or out of Level 3 instruments during the three months ended February 28, 2014.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents for each of the fair value hierarchies, the assets and liabilities that are measured at fair value on a recurring basis as of three months ended February 28, 2014 and November 30, 2013:

			February 28, 2014
	Fair Value	Level 1	Level 2	Level 3
	$	$	$	$
(a) Cash	5,604,736	5,604,736	-	-
	5,604,736	5,604,736	-	-

			November 30, 2012
	Fair Value	Level 1	Level 2	Level 3
	$	$	$	$
(a) Cash	760,586	760,586	-	-
(b) Conversion option (i)	728,950	-	-	728,950
(c) Warrant liabilities (ii)	5,438,022	-	-	5,438,022
	6,927,558	760,586	-	6,166,972

(i)  Conversion options are included in the convertible debenture on the consolidated balance sheet.

(ii) Warrant liabilities are included on the consolidated balance sheet.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	February 28, 2014		November 30, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Liabilities
Due to related parties (iii)	738,856	501,086	759,564	515,130
Convertible debt (iii)	1,404,031	1,333,758	1,376,456	1,290,683

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

14.	Financial instruments (continued)

(a)	Fair values (continued)

(iii)
The Company calculated the interest rate for the convertible debt and due to related parties based on the Company’s estimated cost of raising capital and used the discounted cash flow model to calculate the fair value of the convertible debt and the amounts due to related parties.

Reconciliation of Level 3 fair value measurements:

		February 28, 2014
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	728,950	5,438,022	6,166,972
Reclassified to additional paid in capital (Note 5 & 10)	(728,950)	(5,438,022)	(6,166,972)
			-
Closing balance	-	-	-

		November 30, 2013
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	-	1,960,893	1,960,893
Total gains or losses:
- in net loss(iv)	533,149	3,356,534	3,889,683
- translation adjustment	(24,299)	(449,224)	(473,523)
Additions	220,100	735,908	956,008
Exercise	-	(166,089)	(166,089)
Closing balance	728,950	5,438,022	6,166,972

(iv)
The total net loss related to the conversion option and warrant liability has been recorded under fair value adjustment derivative liabilities on the consolidated statements of operations and comprehensive loss.

The carrying values accounts receivable, and accounts payable, employee cost payable and capital lease obligations and approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

14.	Financial instruments (continued)

(b)	Interest rate and credit risk

	February 28, 2014	November 30, 2013
	$	$

Total accounts receivable	3,090,079	1,475,745
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	3,090,079	1,475,745

Not past due	3,077,305	1,473,097
Past due for more than 31 days but no more than 60 days	7,538	2,648
Past due for more than 61 days but no more than 90 days	5,236	-
Total accounts receivable, net	3,090,079	1,475,745

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three months ended February 28, 2014, Par accounted for all the revenue and all the accounts receivable of the Company. For the three months ended February 28, 2013, Par accounted for all accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at February 28, 2014:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)

14.	Financial instruments (continued)

(d)	Liquidity risk

					February 28, 2014
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	573,344	-	-	-	-	573,344
Capital lease	13,115	13,616	2,112	-	-	28,843
Related parties
Employee costs payable (Note 6)	197,930	-	-	-	-	197,930
Due to related parties (Note 5)	738,856	-	-	-	-	738,856
Convertible debenture (Note 5)	45,339	45,339	44,846	1,515,770	-	1,651,294
	1,568,584	58,955	46,958	1,515,770	-	3,190,267

15.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, net income (loss) for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada.

	February 28, 2014	February 28, 2013
	$	$

Revenue
Canada	-	-
United States	4,681,058	-
	4,681,058	-

	February 28, 2014	November 30, 2013
Total assets
Canada	10,454,255	4,379,501

Total property and equipment
Canada	1,225,262	1,231,309

16.	Restatement of comparative amounts

The Company previously classified the issuance of common shares as a credit to additional paid-in capital. In accordance with U.S. GAAP, shares issued with no par value are required to be classified under capital stock. The adjustment is a reclassification from additional paid-in capital into capital stock and has an immaterial impact on the condensed unaudited interim consolidated statement of shareholders’ equity (deficiency) as described in the audited consolidated financial statements and notes thereto for the year ended November 30, 2013.